Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

Preliminary Assessment Lost Creek Property, March 16, 2011

I, Douglass H. Graves, P.E., of 1800 West Koch, Bozeman, Montana, USA, do hereby certify that:

•	I have been retained by URE of 5880 Enterprise Drive #200, Casper Wyoming, 82609 to manage, coordinate and develop the documentation for the Lost Creek Project Preliminary Assessment.

•	I am a principal and President of TREC, Inc., 1800 West Koch, Bozeman, Montana, USA.

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I graduated with a Bachelor of Science degree in Watershed Sciences from Colorado State University in 1975, and graduated with a Bachelor of Science degree in Civil Engineering from Montana State University in 1982.

•	I am a Professional Engineer in Wyoming, Montana, Colorado, South Carolina, Arizona, Idaho, Michigan, Oklahoma and Missouri. I am a member of Society for Mining, Metallurgy, and Exploration.

•	I have worked as an Engineer for 36 years, and have been a Professional Engineer for 27 years.

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I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

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I have not visited the Lost Creek site but, in preparation of this report, I have communicated and coordinated with my co-author, Mr. Yovich, who visited the Lost Creek site during the preparation of this report.

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I am responsible for the coordination and compilation of the Preliminary Assessment Lost Creek Property dated March16, 2011.  I coordinated and assisted in the development of the various cost estimates, summaries, analyses, risk evaluation and recommendations.  I am responsible for all aspects of this report, except for Sections 15 and 19.

•	I am independent of the issuer applying all of the tests of NI 43-101.

•	I have had prior involvement with the Lost Creek Project as I am the engineer of record for the design of the Lost Creek Project uranium processing plant.

•	I have read the NI 43-101 and this Preliminary Assessment Lost Creek Property has been prepared in compliance with NI 43-101.

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As of the date of the certificate, to the best of my knowledge, information and belief, the Preliminary Assessment contains all scientific and technical information that is required to be disclosed to make the Preliminary Assessment not misleading.

Dated this 16th day of March, 2011

Signed and Sealed

/s/ Douglass H. Graves, P.E.

Douglass H. Graves, P.E., President
TREC, Inc.